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                                                              EXHIBIT 99.(a)(15)

IV                                                                 PRESS RELEASE
FOR IMMEDIATE RELEASE
CONTACT:
InterVoice, Inc.
Rob-Roy J. Graham
Chief Financial Officer
(972) 454-8712

21-99

               INTERVOICE ANNOUNCES RESULTS OF BRITE TENDER OFFER

DALLAS, TEXAS - JUNE 9, 1999 - InterVoice, Inc. announced the final results of the proration of its tender offer for 9,158,155 shares, or approximately 75% of the outstanding common stock of Brite Voice Systems, Inc., at $13.40 per share. As previously announced, the offer expired on June 1, 1999. The period for receipt by the Depositary of shares tendered pursuant to notices of guaranteed delivery expired on June 4, 1999. Based on the final count by the Depositary, 11,296,186 shares, or approximately 92% of the outstanding Brite common stock, were tendered and not withdrawn prior to the expiration of the offer. Accordingly, InterVoice will purchase from each tendering Brite stockholder approximately 81.07% of all shares validly tendered, with adjustments to avoid the purchase of fractional shares. Bank of America National Trust and Savings association arranged and syndicated a $150 million credit facility to finance the tender offer.

InterVoice will pay promptly for all purchased shares. Harris Trust Company of New York is acting as InterVoice's agent in transmitting payment to tendering stockholders. Brite stockholders whose shares are held in street name should contact their brokers to verify receipt of payment for their shares accepted for purchase in the tender offer. New certificates for all shares tendered and not purchased by InterVoice will be returned promptly to tendering stockholders or to an account maintained by their brokers at The Depository Trust Company.

InterVoice will acquire the remaining 25% of the outstanding Brite shares in a merger whereby each Brite share will be exchanged for share(s) of InterVoice valued at $13.40. The exchange ratio will be determined based on the average closing price of an InterVoice share for 25 trading days preceding the merger.

This press release and public oral statements by InterVoice and Brite representatives may contain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to vary from those projected. Statements that are not historical facts, including statements about confidence in strategies, plans and expectations about new and existing products and their market acceptance, expectations about future revenues and earnings, industry growth and demand, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could materially impact the companies and the merged company results from operations. For a discussion of the risks and uncertainties that could materially impact the companies and their results from operations, please see InterVoice's and Brite's Forms 10-K and Forms 10-Q, and other filings, filed with the Securities and Exchange Commission.

InterVoice, Inc. (NASDAQ:INTV), is a leading global supplier of call automation systems for call centers, enhanced network-based services for telecommunications service providers and the world's largest supplier of interactive voice response systems. With nearly 12,000 systems shipped to 52 countries, InterVoice's solutions are used to increase revenues, decrease costs, and deliver exceptional customer service. InterVoice, an ISO 9001 certified company, is headquartered in Dallas, Texas, USA and has representative offices in the Americas, Europe, and Asia-Pacific. Company information and interactive product demonstrations are available on the World Wide Web at http://www.intervoice.com.

Brite Voice Systems, Inc. (NASDAQ:BVSI), is a world leader in providing enhanced telecommunications systems and interactive information systems. Brite's products include prepaid, messaging, voice mail, voice activated dialing, enhanced calling cards, as well as interactive information and IVR-CTI applications. The company also provides managed service capabilities for these products. Brite is certified ISO 9001/TickIT, a globally accepted quality management recognition. Brite's certification includes the design, development, manufacture, installation and support of computer-based voice and multimedia systems. The certification also includes the company's associated managed services, information services and training services.



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